Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
March 20, 2009
By Facsimile and EDGAR
United States Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-3628

Attention:	Perry J. Hindin Special Counsel, Division of Corporation Finance

Re:	Liberty Media Corporation Schedule TO-I Filed March 9, 2009 File No. 5-81951
     Dear Mr. Hindin:
     Liberty Media Corporation (the “Company”) has filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Amendment No. 1 (“Amendment No. 1”), to its Tender Offer Statement on Schedule TO-I (File No. 5-81951), originally filed on March 9, 2009 (the “Tender Offer Statement”). The Tender Offer Statement relates to the Company’s offer to exchange certain outstanding options to purchase shares of the Company’s Series A Liberty Interactive common stock, par value $0.01 per share (“LINTA shares”), for new options to purchase LINTA shares on the terms and subject to the conditions set forth in the Company’s Offer to Exchange dated March 9, 2009 (the “Offer to Exchange”).
     Set forth below are the Company’s responses to the comments contained in a letter from the Staff of the United States Securities and Exchange Commission, dated March 16, 2009 (the “Comment Letter”), to Robert W. Murray Jr., of Baker Botts L.L.P., regarding the Tender Offer Statement. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Comment Letter.
* * *
Schedule TO-I
Offer to Exchange
General
Comment 1:	It appears that the company is relying upon the global exemptive order issued by the Commission on March 21, 2001 with respect to “option exchange offers.” In your response letter, explain how this offer meets all of the conditions outlined in the global order. In particular, advise us why the New Options will have an exercise price that will not be determined until after expiration of the Exchange Offer. We refer you to the fourth condition of the global order, Exchange Act Rule 13e-4(d)(1)(ii) and Item 1004 of Regulation M-A.

Response:	The timing of the determination of the exercise price for the New Options has to do with the requirement of each of the Liberty Plans that such price be no less than the fair market value of the Series A Liberty Interactive common stock on the date of grant. The date of grant needs to be the day the New Options are “exchanged” for the cancellation of the Eligible Options. In response to the Staff’s comment, the Company has extended the expiration date for the exchange offer to 5:00 p.m., Eastern Daylight Savings Time, on April 6, 2009, and amended the terms of the exchange offer to provide that the grant date for the New Options granted in the exchange offer and the cancellation date for the Eligible Options tendered for exchange will be on the same date as the expiration date for the exchange offer. Please see Amendment No. 1. In addition, attached as Exhibits (a)(1)(H) and (a)(1)(I) to Amendment No. 1 are forms of e-mail communication notifying the eligible optionholders of the new expiration date.
Forward Looking Statements, 26
Comment 2:	We note the reference to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, both on this page and in the company’s Form 10-K. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please include disclosure in the Schedule TO and the Offer to Exchange that states that the safe harbor provisions contained in the Securities Act and Exchange Act do not apply to any forward-looking statements the company makes in connection with the Exchange Offer, including forward-looking statements from the company’s Form 10-K which are incorporated by reference into the Offer to Exchange.

Response:	The requested revisions have been made. Please see numbered paragraph 5 of Amendment No. 1.
Conditions of the Exchange Offer, page 35
Comment 3:	The company states in the first paragraph of this section that it will not be required to accept any Eligible Options tendered pursuant to the Exchange Offer and may terminate the Exchange Offer if one of the listed events disclosed on pages 36 through 38 occurs or has been reasonably determined by the company to have occurred. While the company has the right to waive any of the listed Exchange Offer conditions, if a condition is triggered, the company may not waive the condition by failing to assert it. Such inaction would be, in our view, tantamount to a waiver of the applicable condition. Depending on the materiality of the waived condition and the number of days remaining in the Exchange Offer, the company may be required to extend the Exchange Offer and recirculate new disclosure to holders of the Eligible Options. Please confirm the company’s understanding on both points in your response letter.

Response:	The Company confirms its understanding that (i) if a condition to the exchange offer is triggered, the Company may not waive the condition by failing to assert it, and (ii) depending on the materiality of the waived condition, and the number of days remaining in the exchange offer, the Company may be required to extend the exchange offer and recirculate new disclosure to holders of the eligible options.

Comment 4:	We note the representation in the penultimate paragraph of this section that the company may assert the conditions regardless of the circumstances giving rise to such conditions. Please revise to remove the implication that the offer conditions may be triggered through action or inaction by the company.

Response:	The requested revisions have been made. Please see numbered paragraph 10 of Amendment No. 1.

Comment 5:	We also note the language in the penultimate paragraph in this section that the company’s “failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right, which may be asserted by [the company] at any time, in [the company’s] sole discretion, prior to the Expiration Date.” If an event triggers a listed offer condition, and the company determines to proceed with the Exchange Offer anyway, it has waived the offer condition. See our comment 3 above with respect to the possible need to extend the offer and disseminate additional offer materials. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of Eligible Options how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

Response:	The Company confirms its understanding that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should promptly inform holders of eligible options how it intends to proceed, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.
Extension of Exchange Offer; Termination; Amendment, page 49
Comment 6:	In the second paragraph of this section, the company reserves the right to terminate or amend the Exchange Offer upon the occurrence of any of the events listed as offer conditions “by giving oral or written notice” to employees. We do not believe that orally informing employees of such a development, without more, satisfies the company’s obligations under the tender offer rules. Please confirm that the company will provide appropriate notice through the filing and dissemination of revised offer materials. See Rule 13e-4(c)(3) and (e)(3).

Response:	The Company confirms its understanding that orally informing employees of the termination or amendment of the exchange offer upon the occurrence of any of the events listed as offer conditions, without more, does not satisfy the Company’s obligations under the tender offer rules, and the Company will provide appropriate notice through the filing and dissemination of revised offer materials as required by Rule 13e-4(c)(3) and (e)(3).
Schedule A
Comment 7:	It appears that the company has elected to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A and has disclosed summarized financial information required by Item 1010(c). Please provide the information required by Item 1010(c)(3) of Regulation M-A.

Response:	The requested revisions have been made. Please see numbered paragraph 11 of Amendment No. 1.
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     In addition, in response to the Staff of the SEC’s request in its Comment Letter, the Company hereby acknowledges that:
     1. the Company is responsible for the adequacy and accuracy of the disclosure in the Tender Offer Statement, as amended, including the exhibits thereto (the “Filings”);
     2. Staff comments or changes to disclosure in response to Staff comments in the Filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Filings; and
     3. the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     If you have any questions with respect to the foregoing responses to or require further information, please contact Robert W. Murray Jr. of Baker Botts L.L.P. at (212) 408-2540.

Very truly yours, LIBERTY MEDIA CORPORATION
By:	/s/ Charles Y. Tanabe
	Name:	Charles Y. Tanabe
	Title:	Executive Vice President and General Counsel

cc:	Robert W. Murray Jr. Baker Botts L.L.P.

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